Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 20 DATED JANUARY 21, 2016
TO THE PROSPECTUS DATED APRIL 2, 2015
This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2015, as supplemented by Supplement No. 18 dated December 23, 2015 and Supplement No. 19 dated January 5, 2016. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose:

•	the designation of our Class D shares of common stock and a private offering of such shares;

•	our Amended and Restated Advisory Agreement;

•	an amendment to our expense support agreement;

•	our Amended and Restated Distribution Reinvestment Plan; and

•	an amendment to our share repurchase plan.

The following information should be read in conjunction with, and updates and supplements as appropriate, the disclosures contained in our prospectus.
Class D Common Stock
On January 15, 2016, we filed Articles Supplementary to our Articles of Amendment and Restatement, or the Articles Supplementary, with the State Department of Assessments and Taxation of Maryland. The Articles Supplementary (1) reclassify our existing designated shares of Class A common stock in order to create and designate new Class D shares of common stock, par value $0.01 per share, and (2) fix the preferences, rights, powers, restrictions, limitations, qualifications and terms and conditions of the newly designated Class D shares of common stock. The Articles Supplementary immediately took effect upon filing with the State Department of Assessments and Taxation of Maryland.
Following the reclassification and designation of our common stock authorized by the Articles Supplementary, we had authority to issue a total of 1,000,000,000 shares of common stock, classified and designated as follows:

Common Stock	Number of Authorized Shares
Class A Common Shares	450,000,000
Class B Common Shares	500,000,000
Class D Common Shares	50,000,000
Total	1,000,000,000

The Class D shares, with respect to voting rights, distribution rights and rights upon liquidation, dissolution or winding up of our company, have equal rights as, and will rank on parity with, each other existing class of our common stock. The NAV per share for the Class D shares may vary from our other classes of shares due to the differences in ongoing distribution related charges between the classes of our common stock.
Each holder of Class D shares is entitled to one vote per share on all matters voted on by our stockholders, including the election of our directors, and each holder of Class D shares will vote together with the holders of all other shares of our common stock entitled to vote on all matters (as to which a common stockholder is entitled to vote pursuant to applicable law) at all meetings of our stockholders.
Distributions will be made with respect to each of the Class D shares at the same time as distributions are made with respect to shares of each other class of our common stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, or any distribution of our assets, the holder of each Class D share will be entitled to be paid, out of our assets legally available for distribution, a liquidation preference equal to our NAV for Class D shares divided by the number of Class D shares outstanding. If upon such liquidation, dissolution or winding up of our company, our available assets, or the proceeds thereof, are insufficient to pay in full the liquidation preferences described above, then our assets or the proceeds thereof will be distributed among the holders of the Class D shares and the holders of the other classes of our common stock ratably in the same proportion as the respective amounts that would be payable if all amounts payable thereon were paid in full.
Private Offering
On January 20, 2016, we commenced a private offering of up to a maximum of $350,000,000 in shares of our Class D common stock, including up to $50,000,000 in shares of Class D common stock to be issued pursuant to our distribution reinvestment plan. The private offering is being conducted pursuant to the applicable exemption from registration under Section 4(2) of the Securities Act, Rule 506(c) of Regulation D promulgated under the Securities Act and other exemptions. We will sell shares of Class D common stock only to persons that are “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated under the Securities Act. Investors in Class D shares must make a minimum initial investment of at least $5,000,000.
The purchase price for the Class D shares sold in the private offering on the first day we issue Class D shares will be equal to the net asset value, or NAV, per share for our Class B shares of common stock, as determined on the day the initial subscriptions are processed and accepted, plus selling commissions of up to 1.0%. Each day thereafter when we issue shares in the private offering, the per share purchase price will vary from day to day and, on each day, equal our NAV per share for the Class D shares, plus applicable selling commissions. Holders of Class D shares issued in the private offering are eligible to have their shares repurchased by us under our share repurchase plan, subject to the terms and conditions of the share repurchase plan.
We intend to continue the private offering until an aggregate of $350,000,000 in Class D shares have been sold. We may terminate the private offering at any time in our sole discretion. We intend to continue our continuous public offering while we conduct the private offering. Pursuant to the terms of placement agreements, the placement agents will solicit, or cause to be solicited, purchasers of private shares on a “reasonable efforts” basis in the private offering.
Amendment to our Expense Support Agreement
On January 20, 2016, we entered into a First Amendment to the Third Amended and Restated Expense Support Agreement with our advisor in order to account for the expenses related to the private offering described above.
Amended and Restated Advisory Agreement
On January 20, 2016, we entered into an Amended and Restated Advisory Agreement, or the amended advisory agreement, with our advisor. The amended advisory agreement updates the terms of the Advisory Agreement with our advisor in order to reflect the existence of our newly designated Class D shares of common stock, as well as the share classes shown in the registration statement for our follow-on offering, and to clarify that the new shares will be included in the calculation of the fixed and performance component of the Advisory Fee (as defined in the amended advisory agreement) payable to our advisor.
Amended and Restated Distribution Reinvestment Plan
Our board of directors has adopted and approved our Amended and Restated Distribution Reinvestment Plan, or the amended plan, which will become effective on February 15, 2016. The amended plan updates the terms of our Distribution Reinvestment Plan in order to reflect the existence of our newly designated Class D shares of common stock. Pursuant to the amended plan, any stockholder who elects to participate in the amended plan may elect to have the cash distributions declared and paid with respect to the Class D shares owned by the stockholder automatically reinvested in additional shares of the same class of our common stock. The per share purchase price for shares purchased pursuant to the amended plan will be equal to our NAV per share applicable to the class of shares being purchased, calculated as of the distribution date. Selling commissions are not paid with respect to shares purchased pursuant to the amended plan. The amended plan is attached to this Supplement No. 20 as Appendix A and supersedes and replaces our existing distribution reinvestment plan included as Appendix B to our prospectus.
Amendment to our Share Repurchase Plan
Our board of directors has approved an amendment to our share repurchase plan in order to provide that stockholders who acquire Class D shares in the private offering may seek repurchase of such Class D shares by us for cash, at the NAV per Class D share. All other terms and limitations in the share repurchase plan remain the same.

Appendix A
RREEF PROPERTY TRUST, INC.
AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

This Amended and Restated Distribution Reinvestment Plan (the “Plan”) is adopted by RREEF Property Trust, Inc. (the “Company”) pursuant to the Articles of Amendment and Restatement of the Company, as supplemented, amended or restated from time to time (the “Charter”). The Plan supersedes and replaces the distribution reinvestment plan previously adopted by the Company which was effective as of May 30, 2013, the date on which the minimum offering requirements were met in connection with the Public Offering (defined below) and the escrowed subscription proceeds were released to the Company. Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase Class A, Class B or Class D shares of the Company’s common stock (collectively the “Shares”) pursuant to a continuous public offering of any of the Company’s Class A and Class B shares (the “Public Offering”) or any unregistered private offering of the Company’s Class D shares (the “Private Offering”), or (ii) purchase Shares pursuant to any future offering of the Company (a “Future Offering”), and who elect to participate in the Plan (the “Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.

2. Effective Date. The effective date of this Plan shall be February 15, 2016.

3. Procedure for Participation. Any Stockholder who has received (i) a Prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”) in connection with the Public Offering or in any registration statement filed by the Company with the SEC to register any Future Offering, or (ii) a private placement memorandum in connection with the Private Offering (a “Private Placement Memorandum”), may elect to become a Participant by completing and executing an enrollment form or any other appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the Public Offering or any soliciting dealer or distribution agent participating in the distribution of Shares for the Public Offering or the Private Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4. Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in such Participant’s financial condition, including without limitation, (i) with respect to holders of Class A or Class B shares, the failure to meet the income, net worth and investment concentration standards imposed by such Participant’s state of residence and set forth in the Company’s most recent Prospectus and, (ii) with respect to holders of Class D shares, the failure to meet any accredited investor or other investor suitability requirements set forth in the Private Placement Memorandum. For the avoidance of doubt, this request in no way shifts to the Participant any responsibility of the Company’s sponsor, or any other person selling shares in a Public Offering or a Private Offering on behalf of the Company, to make every reasonable effort to determine that the purchase of Shares offered in the Public Offering or a Private Offering is a suitable and appropriate investment based on information provided by such Participant.

5. Purchase of Shares.

(a) Participants will acquire Shares from the Company under the Plan (the “Plan Shares”) at a price equal to the NAV per Share applicable to the class of Shares held by the Participant, calculated as of the distribution date. No selling commissions will be payable with respect to shares purchased pursuant to the Plan. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares to the extent that any such purchase would cause such Participant to exceed the

Aggregate Share Ownership Limit or the Common Share Ownership Limit as set forth in the Charter or otherwise would cause a violation of the Share ownership restrictions set forth in the Charter.

(b) Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) the Plan Shares which will be registered with the SEC in connection with a Public Offering, (ii) Shares to be registered with the SEC in a Future Offering for use in the Plan (a “Future Registration”), (iii) Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed) (collectively, the “Secondary Market”) or (iv) Shares which have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and which will be issued in reliance upon exemptions from the registration requirements of the Securities Act and state securities laws.

(c) Shares purchased in any Secondary Market will be purchased at the then-prevailing market price for Shares of the class purchased, which price will be utilized for purposes of issuing Shares in the Plan. Shares acquired by the Company in any Secondary Market or registered in a Future Registration for use in the Plan may be at prices lower or higher than the Share price which will be paid for Shares of that class pursuant to the Public Offering or Private Offering.

(d) If the Company acquires Shares in any Secondary Market for use in the Plan, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available for Shares of the class acquired. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the Plan will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or to make a Future Offering for Shares to be used in the Plan, the Company is in no way obligated to do either, but may do so in its sole discretion.

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY WHICH MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL INCOME TAX LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC OR THE PRIVATE PLACEMENT MEMORANDUM PROVIDED TO HOLDERS OF CLASS D SHARES IN CONNECTION WITH THE PRIVATE OFFERING, AS APPLICABLE.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

8. Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide each Participant reports describing, as to such Participant: (i) the Distributions reinvested during the prior year; (ii) the number and class of Shares purchased pursuant to the Plan during the prior year; and (iii) the per-share purchase price for such Shares.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering written notice to the Company. This notice must be received by the Company prior to the last day of a month in order for a Participant’s termination to be effective for such month (i.e. a termination notice will be effective as of the last day of a month in which it is received and will not affect participation in the Plan for any prior month). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If the Company redeems a portion of a Participant’s Shares, the Participant’s participation in the Plan with respect to the Participant’s Shares which were not redeemed will not be terminated unless the Participant requests such termination in accordance with the requirements of this Section 9. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, Distributions will be distributed to the Stockholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote (including a majority of the Independent Directors) amend the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least ten days prior to the effective date of that amendment. The Board of Directors may by majority vote (including a majority of the Independent Directors) suspend or terminate the Plan for any reason upon ten days’ written notice to the Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.